 FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

5 January 2018

The following amendment has been made to the 'Block Listing' announcement released on 18 December 2017

The block listing is to be used for the HSBC Share Plan 2011 and not the Employee SAYE Plan.

All other details remain unchanged.

The full amended text is shown below.

HSBC HOLDINGS PLC

BLOCK LISTING

Application has been made to the Financial Conduct Authority and the London Stock Exchange for a block listing of 66,000,000 Ordinary Shares of US$0.50 each for issue under the HSBC Share Plan 2011 to be admitted to the Official List and to trading upon issue.

The new Ordinary Shares will rank pari passu with the existing issued Ordinary Shares of the Company.

For and on behalf of
HSBC Holdings plc

Ben J S Mathews
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 05 January 2018